FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2002

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         39, Chemin du Champ-des-Filles,
                   1228 Plan-les-Ouates, Geneva, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated June 26, 2002 announcing the completion of the sale of the Microelectronics activities of Alcatel to STMicroelectronics.

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[STMicroelectronics LOGO]                                         [Alcatel LOGO]

                 Alcatel completes sale of its Microelectronics
                         business to STMicroelectronics

   The Euro 390 million cash transaction includes a partnership for joint DSL chip-set development programs

Geneva and Paris, June 26, 2002 - STMicroelectronics (NYSE:STM) and Alcatel (Paris: CGEP.PA and NYSE:ALA) today announced, after receiving approval from the EU and US anti-trust authorities, the completion of the acquisition of Alcatel Microelectronics by STMicroelectranics. As part of this cash transaction of Euro 390 million, the two companies are entering into a cooperation for the joint development of DSL chip-sets that will also be made available to the open market. The agreement will also make STMicroelectronics a preferred supplier of Alcatel, thus expanding their long-standing strategic alliance.

Alcatel Microelectronics, headquartered in Belgium, is a leading player in the design, manufacture and marketing of semiconductor components with a focus on telecommunications, automotive and peripheral markets. In particular, it has achieved a global top position in the growing market of DSL chip-sets used in infrastructure and end-user equipment, providing high-speed Internet access. In 2001, Alcatel Microelectronics registered revenues in the range of Euro 350 million.

About Alcatel
Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel's customers can focus on optimizing their service offerings and revenue streams. With sales of EURO 25 billion in 2001 and 99,000 employees, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com.

About STMicroelectronics
STMicroelectronics, the world's third largest semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip
(SoC) technology and its products play a key role in enabling today's convergence markets. The Compapy's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. Further Information on ST can be found at http://www.st.com.

Alcatel Press Contacts

Klaus Wustrack
Tel: + 33 (0)1 40 76 11 56
E-mail: klaus.wustrack@alcatel.fr
Aurelie Boutin
Tel: + 33 (0)1 40 76 11 79
E-mail: aurelie.boutin@alcatel.fr

Investors Relations

Laurent Geoffroy
Tel: +33 (0)1 40 76 50 27
E-mail: laurent.geoffroy@alcatel.com
Chris Welton
Tel: +33 (0)1 40 76 13 30
E-mail: chris.welton@alcatel.com
Pascal Bantegnie
Tel: +33 (0)1 40 76 52 20
E-mail: pascal.bantegnie@alcatel.com
Peter Campbell
Tel: +1 972 519 4347
E-mail: peter.campbell@usa.alcatel.com

Investors Relations

Claire Pedini
Tel: +33 (0)1 40 76 13 93
E-Mail: claire.pedini@alcatel.com

STMicroelectronics Press Contacts

Media Relations Corporate
Maria Grazia Prestini
Director, Corporate Media Relations
Tel: +41.22.929.6945
Fax: +41.22.929.6950
E-mail: mariagrazia.prestini@st.com
Press Relations USA:
Michael Markowitz
Director of USA Media Relations
Tel: +1.212.821.8959
Fax: +1.212.821.8922
E-mail: michael.markowitz@st.com

STMicroelectronics Investor Relations

Investor Relations USA:
Stanley March
Director of Investor Relations, USA
Tel: +1.212.821.8939
Fax: +1.212.821.8923
E-mail: stan.march@st.com
STMicroelectronics contacts:
Investor Relations Europe
Benoit de Leusse
Investor Relations Manager, Europe
Tel: +33.4.50.40.24.30
Fax: +33.4.50.40.25.80
E-mail: benoit.de-leusse@st.com

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2002                         STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer